FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM ANNOUNCES A $3.4 MILLION GOVERNMENT CO-FUNDED
TRANSLATIONAL RESEARCH PROGRAM

Toronto, Ontario, March 10, 2016 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has entered into a collaboration agreement with University Health Network and the Hospital for Sick Children to fund and undertake a research program entitled "SIRPaFc: Translating Genomics Research Into a Novel Cancer Immunotherapy." Importantly, this project has been approved for funding by Genome Canada under the Genomic Applications Partnership Program (GAPP). In addition, The Ontario Ministry of Research and Innovation is supporting the project with a grant matching Genome Canada’s contribution, providing the collaboration with 3-year budget of approximately $3.4 million.

“Predictive prognostic or pharmacodynamic biomarkers are critical for the development of new therapeutic cancer agents, especially those targeting the immune system,” commented Trillium’s Chief Executive Officer, Dr. Niclas Stiernholm. “This new matching funding will allow us to substantially expand our translational research efforts, focusing primarily on acute myeloid leukemia, which is ultimately likely to enhance our clinical programs.”

Trillium’s lead program, TTI-621, is currently being tested as a single-agent in patients with relapsed or refractory hematologic malignancies. During the dose escalation phase set to enroll up to 36 subjects, we intend to characterize the safety, tolerability, pharmacokinetics and pharmacodynamics to determine the optimal dose for subsequent enrollment in the expansion phase. In this second part of the trial, we intend to explore the safety and preliminary antitumor activity of TTI-621 at the optimal dose identified in the escalation phase in 12–15 subjects per hematologic malignancy type: indolent B-cell lymphoma, aggressive B-cell lymphoma, T-cell lymphoma, Hodgkin lymphoma, chronic lymphocytic leukemia, multiple myeloma, acute myeloid leukemia, and myelodysplastic syndrome.

About Trillium Therapeutics:
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program is a SIRPaFc antibody-like fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc (TTI-621) is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the Company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties, including our expectations about identifying predictive prognostic or pharmacodynamic biomarkers, the enrollment in the Phase 1a dose escalation and expansion into Phase 1b of the study of TTI-621, are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com